Issuer Free Writing Prospectus

June 9, 2008

Filed Pursuant to Rule 433
Registration No. 333-103588

Final Term Sheet

June 9, 2008

Issuer:	Sempra Energy

Security:	6.15% Notes due 2018

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2008

Coupon:	6.15%

Maturity:	June 15, 2018

Yield to Maturity:	6.155%

Spread to Benchmark Treasury:	+ 215 basis points

Benchmark Treasury:	3.875% due May 15, 2018

Benchmark Treasury Yield:	4.005%

Optional Redemption Provision:	At any time at a discount rate of Adjusted Treasury Rate + 35 basis points

Price to Public:	99.962%

Settlement Date:	June 12, 2008 (T+3)

CUSIP:	816851AJ8

Anticipated Ratings:	Baa1 by Moody’s Investors Service; BBB+ by Standard & Poor’s Ratings Services and A by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

Co-Managers:	HSBC Securities (USA) Inc.

Lazard Capital Markets LLC

SG Americas Securities, LLC

The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, J.P. Morgan Securities Inc. at 212-834-4533 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.